UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of  January 2013 (Report No. 1)

Commission File Number: 0-29452

RADCOM LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THE GAAP FINANCIAL STATEMENTS INCLUDED IN THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 ARE HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-07964, 333-13244, 333-13246, 333-13248, 333-13250, 333-13252, 333-13254, 333-14236, 333-111931, 333-123981), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: Radcom returns to positive momentum in q4: revenues of $5.2m returns company to operating profit (non-gaap); strong bookings build backlog to $20m, dated January 29, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: January 29, 2013	By:	/s/ Gilad Yehudai
	Name:	Gilad Yehudai
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release: RADCOM RETURNS TO POSITIVE MOMENTUM IN Q4: REVENUES OF $5.2M RETURNS COMPANY TO OPERATING PROFIT (NON-GAAP); STRONG BOOKINGS BUILD BACKLOG TO $20M, dated January 29, 2013.